February 10, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Barbara C. Jacobs, Assistant Director Jan Woo, Staff Attorney

Re:	Aruba Networks, Inc. Form 10-K for the Fiscal Year Ended July 31, 2010 Filed September 24, 2010 File No. 001-33347

Ladies and Gentlemen:

Aruba Networks, Inc. (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 7, 2011, relating to the above-referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

Item 1. Business, page 4

1.
We note your response to prior comment 1. Please confirm that you will provide a materially complete description of your contractual arrangements with your major channel partners in future filings. Refer to Item 101(c)(1)(vii) of Regulation S-K.

We confirm that we will provide a materially complete description of our contractual arrangements with our major channel partners in future filings.

Base Salary and Variable Incentive Awards, page 18

2.
We note your response to comment 4 that disclosing the financial performance objectives used to determine executive compensation would cause competitive harm to the company. Your disclosure suggests that the performance targets are based on historical company-wide revenue and profit measures. It is unclear how historical performance targets that measure company-wide financial results could be used to implement tactics to prevent the company from achieving its strategies or to allow competitors to gain insight into the company’s future operating plans. Please expand your analysis as to how you believe that competitors could pull together sufficiently specific information about the company’s future operations and strategy, particularly regarding your product lines, from the disclosure of the financial targets to cause the company competitive harm.

Securities and Exchange Commission
February 10, 2011

In response to the Staff’s comment and its prior comment 4, we hereby undertake in future proxy statements to disclose the quantitative historical, financial targets for our named executive officers to earn awards under our Executive Bonus Plan.

Item 13. Certain Relationships and Related Person Transactions, page 36 (Incorporated by reference from the definitive proxy statement filed on October 26, 2010)

3.
We note your response prior to comment 5 that although Douglas Leone is currently a related party under the definition of item 404(a), the company believes that no disclosure is required because it has not entered into a transaction with Mr. Leone since the beginning of its last fiscal year. Please be advised that Item 404(a) of Regulation S-K requires the disclosure of any financial transactions, arrangements or relationships between related parties. See Instruction 2 to Item 404(a) of Regulation S-K. It appears that disclosure regarding the relationship between Mr. Leone and the company should be included in this section. Please advise.

We respectfully advise the Staff that the Company has not entered into a “transaction” (including, but not limited to, any financial transaction, arrangement or relationship or any series of similar transaction, arrangements or relationships) since the beginning of the Company’s last fiscal year, nor is there any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which either Douglas Leone or Sequoia Capital, L.P. had or will have a direct or indirect material interest. Accordingly, we believe that no disclosure of the relationship between Douglas Leone and Sequoia Capital, L.P. is required in the section of the Proxy Statement entitled “Certain Relationships and Related Person Transactions.”

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 329-5134. Thank you for your assistance.

Sincerely,
ARUBA NETWORKS, INC.
/s/ Alexa King
Alexa King, Esq.
Vice President, General Counsel and Corporate
Secretary

cc:	Dominic P. Orr, President and Chief Executive Officer Aruba Networks, Inc.